Exhibit 99.1 Corporate Communications

CNH Industrial to announce 2019 Third Quarter financial results on November 6

London, October 24, 2019

CNH Industrial (NYSE: CNHI / MI: CNHI) announced today that its financial results for the Third Quarter of 2019 will be released on Wednesday, November 6, 2019.

A live audio webcast of the 2019 Third Quarter results conference call will begin at 3:30 p.m. CET/ 2:30 p.m. GMT / 9:30 a.m. EST on Wednesday, November 6, 2019.

Details for accessing the webcast presentation are available at the following address: http://bit.ly/CNH-Industrial-Q3-2019.

For those unable to participate in the live session, a replay will remain archived in the Investors section of the corporate website (www.cnhindustrial.com) for two weeks following the conference call.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com

CNH Industrial N.V.

25 St James’s Street

London, SW1A 1HA

United Kingdom